Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30
	2011	2010
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$11,960	10,154
Distributions less than equity in earnings of affiliates	(1,093)	(1,189)
Fixed charges, excluding capitalized interest*	678	859

	$11,545	9,824

Fixed Charges
Interest and debt expense, excluding capitalized interest	$509	650
Capitalized interest	226	239
Interest portion of rental expense	92	102

	$827	991

Ratio of Earnings to Fixed Charges	14.0	9.9

*Includes amortization of capitalized interest totaling approximately $77 million in 2011 and $107 million in 2010.